FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
New US Airways Announces Pass Policy for Combined Airline
General highlights include:
The new policy will be effective in early 2006, with an interim travel agreement in the meantime. Although we currently don’t have a firm date for the ’06 kick-off, we’ll continually communicate progress with employees and plan to announce a solid date in the weeks to come.
•	Effective on Oct. 5, AWA and US will have an interim reciprocal travel agreement and a combined company dress code.
•	Active employees, spouses or domestic partners and dependent children fly for free on both carriers, using ID100 passes. Boarding will be after each respective carrier’s employees, but before OAL employees.

•	America West’s dress code will be the new company’s dress code.

•	Travelers can enjoy a far expanded route network, stretching to all corners of North America, plus the Caribbean, Europe, and Hawaii.
•	Effective in early 2006, the entire policy will be in place.
•	An active employee will have the option to designate a “registered guest” for unlimited leisure travel, if the employee does not have a spouse or domestic partner.

•	Also, for a year or so, we are going to allow employees of both airlines the opportunity to “try on the other airline’s boarding priority for size.” This means that the method of non-rev boarding will be based on which airline you’re flying.
•	If you’re flying AWA or AWA Express aircraft, you’ll board according to check-in time.

•	If you’re flying US Airways or US Airways Express aircraft, you’ll board by seniority.
•	US Companion Passes and AWA Flexi Passes become “Guest Passes,” effective in early ‘06. Eight round trip passes are distributed annually and priced based on mileage.

•	Retirees continue to receive generous benefits.

•	“Vacation passes” allow all active employees to travel twice per year at the highest SA boarding priority. Retirees receive one pass per year.

•	Automation for all employees is coming in the first quarter 2006. This means both US and AW employees will be able to do the following via the employee web site:
•	Check flight loads

•	List for flights

•	Check-in for flights
Today, the combined America West and US Airways announced to employees and their family members the combined airline’s pass policy. Highlights, stated above, include features of both former programs, and introduce an “innovative” method for determining non-rev boarding priority: status quo.

The vast majority of the new policy will be effective in early 2006, to allow time for automation; however an interim reciprocal travel agreement has been put into place, effective Oct. 5, 2005. The dress code is also effective immediately. Come early ‘06, the entire policy will be effective, including provisions for boarding priorities, registered guests, free travel, and guest passes.
Following are summaries of some of the highlights; however this is not the comprehensive policy. Everyone’s situation is unique, and this report only scratches the surface. A more comprehensive policy is available at www.awaCompass.com.
Boarding Priorities (Effective in phases; Oct. 5 and early 2006)
Without a doubt, the most important aspect of the pass policy centers on how non-revs are boarded. Seniority or first come/first serve. Many employees have sent legitimate concerns about this topic since the merger was announced. On the US side, concerns center on using something different than seniority boarding and concerns on the AWA side are also about changing from a first come/first serve process. Both have legitimate points, and quite frankly, there isn’t a solution that is a win-win for everyone. Some may claim that a first come/first serve is the most fair way since it puts everyone on a level playing field; others make the point that they’ve worked hard for many years and seniority boarding is the last thing they have left. Both of those are true sentiments, and the one thing we can all agree on is that this one is not decision to be taken lightly.
Because it is easy to criticize the unknown (who really likes change?), it is appropriate that everyone have the opportunity to try the other’s system out for a period of time. Employees may think they will hate seniority boarding, but until they actually try it out, they won’t know for sure. Likewise, US Airways employees may think first come/first serve sounds awful, but they deserve the chance to try that out too. It’s kind of like insisting you hate broccoli without ever having tried it (ok, we actually don’t like broccoli unless it has a big glob of cheese sauce on it, but that’s besides the point).
Throughout the year, we’ll want to hear feedback from employees, and that feedback will be rolled up to the Steering Committee as well as reported back to employees through our internal communication channels. Let us know about your non-rev boarding experiences, what you like, what you don’t like, etc. by writing to us at:
Row23middle@usairways.com
Don’t expect a personal response every time to e-mails sent to this address, but know that your opinions are being read and noted. We know there will be massive feedback (keep it family friendly too) and the purpose of that feedback is to give leadership a better idea of which policy should be adopted long-term. The boarding priority try on program will work like this:
Phase 1
Starting Oct. 5 through early 2006, active employees and certain family members can travel for free on each other’s airlines (AWA on US Airways or vice versa). Travel will be arranged through each respective company’s ticketing locations/methods and will be at an ID100 rate (meaning free), with the following priorities:
•	AWA employees on US Airways: S5HP

•	US Airways employees on AWA: SA3C

•	Don’t get hung up on a 5 or a 3 in the boarding priorities; although different in number, these are equivalent rankings based on how the airlines board. Both of these enable boarding after active employees and retirees, but before OAL employees.

Travel for parents and retirees will be at a service charge rate of $15 per direction plus segment and security fees and any applicable taxes systemwide, excluding Europe and Hawaii (which will be $40 per direction plus segment and security fees and international taxes).
As of Oct. 5, boarding priorities remain status quo on each employee’s “original” airline, meaning an AWA employee continues to board on AWA according to check-in time and a US Airways employee boards US Airways according to seniority.
Phase 2
Effective in early 2006, boarding priority will be based on which airline you’re flying. If you’re flying AWA, you’ll board according to check-in time. If you’re flying US Airways, you’ll board by seniority. This strategy will allow every employee to test out both systems and, at the end of 2006, a more permanent solution may be put into place.
Boarding Priority Summary
•	Starting with the effective date in early 2006, the approach of boarding differently by airline will be a “try-out.”

•	Employee feedback regarding their boarding priority preferences is welcome at row23middle@usairways.com.

•	Throughout the year, employee feedback will be collected and will help in determining a final boarding policy for the combined airline.

•	Automation is on its way, meaning checking loads, listing and online check-in will be available to all employees in the first quarter 2006 via the employee web site, http://thehub.usairways.com.
Boarding Priority Recap

Former US Airways	Former America West	New US Airways
Boarded by seniority. Unaccompanied eligible family members travel at the employee’s seniority.	Boarded by check-in time. Pass travelers are boarded on a first-come, first-served basis within their boarding priority. Maximum check-in time is four hours before flight and may be accomplished on-line.	Effective Oct. 5: AWA employee continues to board on AWA according to check-in time and a US Airways employee boards US Airways according to seniority.

Travel on each other’s airlines will be facilitated through ID100 passes.

Effective in early 2006: ID 100 passes are no longer needed. On US Airways flights, the new company will maintain seniority boarding for employees and eligible family. On HP aircraft, travelers will maintain check-in time for both US and HP employees and eligible family.
Dress Code (Effective Oct. 5)
The combined company’s dress code will go into effect immediately. After all, is it ever too early to be comfortable?! The new policy reflects America West’s former policy, which allows casual wear in Coach and business casual in First Class.

Dress Code Recap

Former US Airways	Former America West	New US Airways
Coach: For men, business dress, including slacks, or clean jeans with a collared dress/leisure shirt.	Coach: Shorts, jeans, t-shirts and sneakers are permitted in good taste.	Coach: Shorts, jeans, t-shirts and sneakers are permitted in good taste.

For women, dresses, suits, capri pants, slacks or neat, clean jeans with blouse or sweater.	First Class: Business casual, such as golf shirts, khakis, black denim, open-toed dress sandals.	First Class: Business casual, such as golf shirts, khakis, black denim, open-toed dress sandals.

First Class: For men, a collared shirt or sweater with coordinated dress slacks are required. Women wear dresses, suits, dress skirts, dress capri pants or dress slacks with coordinated blouse or sweater. Dress shoes are required.

Registered Guests (Effective in early 2006)
For the first time at America West – and inline with US Airways’ current policy – unmarried active employees and those without domestic partners will be able to select one “registered guest” who will travel unlimited for free (but have imputed payroll tax impact to the employee).
Registered guests join spouses, parents, dependent children, non-dependent children (to age 35) and parent-in-law (if parents are deceased) as eligible members who have unlimited travel privileges with US Airways.
Registered Guests Recap

Former US Airways	Former America West	New US Airways
Eligible unlimited travelers include spouse, domestic partner, child, parent (mother, father, step parents or adoptive parents), registered guest.	Eligible unlimited travelers include spouse, partner, dependent or non-dependent children, parents (biological or adoptive or step), parents-in-law if parents deceased.	Eligible unlimited travelers include spouse, domestic partner, dependent children to age 19 unless full-time student to age 25, non-dependent children to age 35, parents, parents-in-law if parents are deceased, registered guest who is at least 18 years of age.
Free Travel (Effective in early 2006)
Travel for active employees, spouses, and dependent children will continue to be free on both airlines. Registered guests and domestic partners will also travel for free, but have imputed payroll tax impact to the employee. Parents will pay $15 per direction plus segment/security fees system wide excluding Europe and Hawaii (which is $40 per direction plus segment/security fees and international taxes). Non-dependent children and parents-in-law pay guest pass rate under a new mileage-based system (see “Guest Pass” explanation below for mileage computations).

Free Travel Recap

Former US Airways	Former America West	New US Airways
Free travel for active employees of US Airways and US Airways Express and for eligible family members, paying taxes on only international travel.	Active employees of AWA and spouse and dependent children fly for free. Parents pay $15 per direction plus segment and security fees. Non-dependent children and parents-in-law pay fair market value. Partners are free with imputed tax.	Free travel for employees, spouse and dependent children. Parents pay $15 per direction plus segment/security fees system wide excluding Europe and Hawaii (which is $40 per direction plus segment/security fees and international taxes). Non-dependent children and parents-in-law pay guest pass rate under new mileage-based system. Domestic partners and registered guests travel free but have imputed payroll tax impact to the employee.
Guest Passes (Effective in early 2006)
US Airways’ former Companion Passes and AWA’s Flexi Passes will now become “Guest Passes.” Each active employee will receive eight round trip passes annually. Prices will be based on mileage, as spelled out below.
Guest Passes Recap

Former US Airways	Former America West	New US Airways
Employees are eligible to purchase up to eight round-trip, 90 percent reduced rate space available companion passes per year. ID90 reduction applies to the highest unrestricted coach class (Y) fare.	Employees are eligible to earn from 24-40 “Flexi-pass” coupons per year based on part or full-time status and attendance. In turn, these coupons can be used in a variety of ways, ranging from guest passes to upgrades to pet transportation.	Eight Guest Passes per year/per employee are distributed electronically.

Prices are based on mileage:
    •      $25o/w 0-500 miles
    •      $30o/w 501-1000 miles
    •      $40o/w 1001+ miles
    •      $100o/w Europe and Hawaii

Segment and security fees and international taxes apply over and above the prices listed above.
Retiree Travel (Effective in early 2006)
The combined airline will merge the two former policies into one that uses AWA’s age requirement, with US Airways’ family eligibility guidelines – a win/win, when you compare the two policies.
Retiree Travel Recap

Former US Airways	Former America West	New US Airways
Eligible at 55 years of age and 10 years service. Retirees with 25 years service and spouse/partner receive free pass travel. Other family members eligible for service pay a fee. Retirees travel at S3 priority.

Retirees with less than 25 years service, and their spouse or partner, are eligible for service charge travel of $20 OW/$40 RT domestic and $40 OW/$80 RT international. They receive four companion passes per year.
Eligible at 50 years of age and 10 years service.

America West retiree, spouse and dependent children are eligible for unlimited travel free on AWA.

Priority is SA3P – one level below active employees. Parents, non-dependent children and formerly eligible parents-in-law are no longer eligible once employee retires. They receive six Flexi Pass coupons per year.	Eligible at 50 years of age and 10 years service.

Retirees with 25 years service and spouse/partner receive free pass travel. Other family members eligible for service pay a fee.

Retirees with less than 25 years service, and their spouse or partner, are eligible for service charge travel of $15 OW domestic and $40 OW to Hawaii and Europe.

Eligibility includes parents and non-dependent children up to age 35.

Receive four guest passes and one SA1 priority option electronically per year in travel profile (allowing one round trip at highest space available priority for employee and any accompanying eligible family members).

Additional Information: Critical to Understanding the Policy
The new policy addresses the items above as well as dozens of other topics, such as retiree travel, cabin pets, upgrades, and baggage claim. In addition, it details critical eligibility requirements, codes of conduct, and more. Before you go any further with registering or collecting documentation, read through the policy, posted on the employee travel section of www.awaCompass.com (for America West employees) and at http://thehub.usairways.com (for US Airways employees). Find details on the following topics and more:
•	Leave of absence travel

•	Furlough travel

•	Emergency travel

•	Retirees travel

•	Intern travel

•	Travel by surviving spouse or domestic partner

•	Temporary employee travel

•	Positive space leisure travel for employees

•	Post-termination travel

•	Travel upgrades

•	Travel identification requirements

•	Children in First Class

•	Personal cargo shipments

•	Cabin and cargo pets

•	Excess and oversized baggage, sporting equipment

•	Human remains shipments

•	Dependent children qualifications

•	New Hire pass travel eligibility

•	OAL reduced rate ticketing

•	Pass Bureau activities outside realm of employee travel

•	Baggage claim policy

•	SA1 Vacation Passes
Look for more details and a firm date to come as the “early 2006” phase is assigned a solid date. (We know – you want to make your travel plans!)
Feedback is welcome throughout the transition process, as well as through 2006, as we “try out” each other’s boarding priority methods. Feedback will be accepted via e-mail at row23middle@usairways.com.

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.